Management's Discussion and Analysis

For The Three Months Ended March 31, 2026

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended March 31, 2026 ("Q1 2026") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2025 and (iii) the MD&A for the year ended December 31, 2025. Note references in the following discussion refer to the note disclosures contained in the Q1 2026 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q1 2025" refer to the quarter ended March 31, 2025.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through May 11, 2026, unless otherwise indicated. References to "the date of this MD&A" mean May 11, 2026. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURE® and VPURE+® products, which are sourced from the Company's Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical and energy storage sectors. Largo is also strategically invested in the long-duration energy storage sector through its 37.37% ownership of Storion Energy LLC ("Storion") as of March 31, 2026, a venture with Stryten Energy that is  focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

Q1 2026 Highlights

• The Company recorded a net loss before tax of $4,581 for Q1 2026 (Q1 2025 - $11,821) and a net loss of $4,730 (Q1 2025 - $9,205).

• The Company's Maracás Menchen Mine produced 2,616 tonnes of vanadium pentoxide ("V2O5") equivalent in Q1 2026. The Company had sales of 2,021 tonnes of V2O5 equivalent (including 0 tonnes of purchased products).

• Ilmenite concentrate production in Q1 2026 increased 86.8% to 11,514 tonnes vs. 6,162 tonnes in Q1 2025. Sales of ilmenite concentrate in Q1 2026 increased 32.7% to 11,477 tonnes vs. 8,647 tonnes in Q1 2025.

Significant Events and Transactions Subsequent to Q1 2026

At The Market Equity Offering Program (ATM Program)

On January 8, 2026, the Company announced the establishment of an at-the-market equity offering program (the "ATM Program") pursuant to which the Company may issue and sell common shares having aggregate gross proceeds of up to $60,000 from time to time on The Nasdaq Stock Market.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 1

Since March 31, 2026, the Company has issued 3,137 common shares under the ATM Program, generating net proceeds of $3,830 for an average price of $1.25 per share.

Copper and Platinum Group Metals

On April 10, 2026, Largo filed a request before the Brazilian Mining Agency ("ANM") to produce and sell copper, platinum group metals, nickel and cobalt as by-products within its mining activities at the Maracás Menchen Mine using its existing ore processing infrastructure. The filing follows previously disclosed positive metallurgical testing and technical evaluation work and represents an important step in advancing the potential inclusion of these additional by-products within Largo's operations. The Company believes this initiative may further enhance the long-term value of the Maracás Menchen Mine by leveraging existing infrastructure and expanding the potential contribution of its mineral endowment, subject to the applicable regulatory process and any additional technical, environmental and operational assessments that may be required.

Impact of U.S. Tariff Relief

Following the elimination of the 50% U.S. tariffs in February 2026, Largo resumed commercial activity for its high-purity vanadium products and began selling the high-purity inventories accumulated in bonded warehouses in Baltimore, Maryland. The tariff relief, together with materially stronger vanadium pricing in the U.S., has improved the Company's ability to actively supply both the high-purity vanadium market, particularly the aerospace segment, and the U.S. ferrovanadium market, where the number of origins able to serve customers remains limited. Largo is also increasing sales into the U.S. market to benefit from the significant price premium for ferrovanadium in the U.S. relative to other regions. Due to the lag in price realization on reported sales, an important portion of the recent price increase is expected to be reflected in Q2 2026 sales revenues. In addition, most of the sales of the high-purity inventories accumulated in bonded warehouses in Baltimore as a result of the 50% U.S. tariffs are expected to be reflected in the second quarter, as invoicing of those sales took place in April 2026 following the U.S. tariff reduction in the middle of the first quarter. As a result, the Company expects stronger revenue realization in the second quarter than would have been the case had those units been sold in the first quarter.

Q1 2026 Summary

Financial

	Three months ended
	March 31, 2026	March 31, 2025	Movement
Revenues	$27,529	$28,235	$(706)	(3%)

Operating costs	(34,494)	(42,477)	7,983	(19%)
Professional, consulting and management fees	(3,457)	(3,476)	19	(1%)
Foreign exchange gain	4,889	5,791	(902)	(16%)
Other general and administrative expenses	(1,196)	(1,650)	454	(28%)
Share-based payments	(102)	(110)	8	(7%)
Finance costs	(3,506)	(2,151)	(1,355)	63%
Interest income	8	121	(113)	(93%)
Technology start-up costs	(139)	(130)	(9)	7%
Recovery (write-down) of vanadium assets	4,687	(267)	4,954	(1,855%)
Exploration and evaluation costs	(4)	(44)	40	(91%)
Gain on disposal of interest in subsidiary	-	5,179	(5,179)	(100%)
Gain on disposal of interest in associate	2,843	-	2,843	100%
Share of net loss from investment in associate	(1,639)	(842)	(797)	(95%)
	(32,110)	(40,056)	7,946	(20%)
Net loss before tax	(4,581)	(11,821)	7,240	(61%)
Income tax expense	(43)	(50)	7	(14%)
Deferred income tax (expense) recovery	(106)	2,666	(2,772)	(104%)
Net loss	(4,730)	(9,205)	4,475	(49%)

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 2

	Three months ended
	March 31, 2026	March 31, 2025	Movement
Unrealized income on foreign currency translation	4,386	8,204	(3,818)	(47%)
Comprehensive loss	$(344)	$(1,001)	$657	(66%)

Basic loss per share	$(0.07)	$(0.14)	$0.07	(50%)
Diluted loss per share	$(0.07)	$(0.14)	$0.07	(50%)

Adjusted EBITDA[1]	$(4,340)	$(2,774)	$(1,566)	56%
Mining Operations Adjusted EBITDA[1]	$(2,276)	$(697)	$(1,579)	227%

Cash used before working capital items (operating activities)	$(3,000)	$(8,492)	$5,492	(65%)
Net cash used in operating activities	(9,952)	(5,612)	(4,340)	77%
Net cash provided by (used in) financing activities	18,004	(1,330)	19,334	(1,454%)
Net cash used in investing activities	(6,615)	(7,685)	1,070	(14%)
Net change in cash	1,488	(13,661)	15,149	(111%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The movements in the discussion below refer to those shown in the previous table.

• The Company recorded a net loss of $4,730 in Q1 2026, compared with a net loss of $9,205 in Q1 2025.During the period, we achieved significant improvements in our cost structure, driven primarily by a 18.8% reduction in operating costs, which decreased by $7,983 and a 27.5% decline in other general expenses, representing a savings of $454. Furthermore, our financial position benefited from a favorable shift in the commodities market. We recorded a $4,687 reversal of a previous write-down related to our vanadium assets.

Commercial

• In Q1 2026, the Company sold 2,141 tonnes of V2O5 equivalent (Q1 2025 - 2,066 tonnes), including 0 tonnes of purchased products (Q1 2025 - 158 tonnes) and including 120 tonnes related to the Company's inventory supply agreement (Q1 2025 - 0 tonnes). Produced V2O5 equivalent pounds sold increased, with 4,456 (000s lb) sold in Q1 2026 excluding 265 (000s lb) related to the Company's inventory supply agreement (4,720 (000s lb) with Company's inventory supply agreement) , as compared with 4,206 (000s lb) in Q1 2025.

• In Q1 2026, the Company also sold 11,477 tonnes of ilmenite (Q1 2025 - 8,647 tonnes).

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

		March 31, 2026	March 31, 2025	Movement
V2O5 Europe (per lb)	- Three months ended	$5.69	$5.26	8%
	- As at	$5.93	$5.08	17%
FeV Europe (per kg)	- Three months ended	$26.60	$24.26	10%
	- As at	$29.35	$24.25	21%

• The primary driver of value appreciation is the accelerated expansion of Vanadium Redox Flow Batteries (VRFB) for large-scale energy storage, which are considered essential for stabilizing renewable energy grids. Price volatility is further heightened by geopolitical issues that have kept prices under pressure in recent years.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 3

• During the first quarter of 2026, the Company observed increased 56% of the ferrovanadium prices within the United States market in comparison same period in the last year.  The price in March, 31 was $23.08/lb V or $12.41/lb in V2O5 equivalent (Q1 2025- $14.75/lb V or $ 7.93/lb in V2O5 equivalent). This upward trend was primarily driven by a tightening of the global supply chain and robust demand from the domestic aerospace and infrastructure sectors. As a result, the average realized price per unit increased compared to the previous quarter, positively impacting our gross margins and overall revenue performance for the period. The Company continues to monitor market volatility and geopolitical factors that may influence pricing stability for the remainder of the fiscal year.

• Subsequent to Q1 2026, sales in April 2026 were 1,230 tonnes of V2O5 equivalent and 2,011 dry tonnes of ilmenite.

• An additional 120 tonnes V2O5 equivalent was delivered in January 2026, however under the terms of the Company's inventory supply agreement, these are subject to refund. Accordingly, these are not recognized as sales and amounts received will be recognized as revenues subject to refund in the Company's consolidated statement of financial position.

• During Q1 2026, the Company recognized revenues from vanadium sales of $25,849 (Q1 2025 - $27,497) from sales of 2,021 tonnes of V2O5 equivalent (Q1 2025 - 2,066 tonnes) and revenues from ilmenite sales of $1,680 (Q1 2025 - $738). Of the total revenues, $23,039 is related to the Sales & trading segment, $4,202 is related to the Mine properties segment and $288 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended
	March 31, 2026	March 31, 2025
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$5.07	$5.73
- Purchased material	$-	$-
- Total	$5.07	$5.73
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$-	$7.85
FeV revenues per kg of FeV sold[1,2]
- Produced material	$21.70	$20.40
- Purchased material	$-	$22.44
- Total	$21.70	$20.72

Revenues per pound sold[1,2]	$5.80	$6.04

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 4

• Operating costs of $34,494 in Q1 2026 (Q1 2025 - $42,477) include direct mine and production costs of $16,385 (Q1 2025 - $15,593), conversion costs of $3,790 (Q1 2025 - $2,991), product acquisition costs of $0 (Q1 2025 - $2,357), royalties of $1,719 (Q1 2025 - $1,072), distribution costs of $1,719 (Q1 2025 - $1,577), vanadium materials write-down of 1,667 (Q1 2025 - 11,205), depreciation and amortization of $6,916 (Q1 2025 - $5,462) and ilmenite costs and write-down of $2,298 (Q1 2025 - $2,220).

• The increase seen in direct mine and production costs in Q1 2026 as compared with Q1 2025 reflects the increased due to increase in total ore and waste mined in this quarter, gas prices and costs with explosives used in our mine operations. Of the total operating costs, $19,224 is related to the Sales & trading segment, $15,059 is related to the Mine properties segment and $211 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Vanadium unit costs:

	Three months ended
	March 31, 2026	March 31, 2025
Cash operating costs per pound[1]	$4.65	$6.80
Cash operating costs excluding royalties per pound[1]	$4.27	$6.54
Adjusted cash operating costs excluding royalties per pound[1]	$3.90	$3.88

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound1 were $4.27 per lb in Q1 2026, compared with $6.54 for Q1 2025. The decrease seen in Q1 2026 compared with Q1 2025 is because in Q1 2025 mining in  lower ore mined resulted in stoppages at the kiln and plant which contributed to increased costs in Q1 2025. The Company has implemented a number of initiatives as part of its operational turnaround plan with the goal of reducing production costs and improving productivity. This includes prioritizing critical mine development activities and pushbacks at the Maracás Menchen Mine,  these are essential steps for accessing higher-grade ore zones required for steady production in the second half of the year. Produced V2O5 equivalent sold increased as compared with Q1 2025, with 4,456 (000s lb) sold in Q1 2026, as compared with 4,206 (000s lb) sold in Q1 2025.

• Professional, consulting and management fees in Q1 2026 decreased from Q1 2025 by 1%. The decrease is primarily due to reduced corporate expenses. Of the total professional, consulting and management fee expense in Q1 2026, $647 related to the Sales & trading segment (Q1 2025 - $544), $640 related to the Mine properties segment (Q1 2025 - $535), $1,944 related to Corporate (Q1 2025 - $1,405), $186 related to Largo Clean Energy (Q1 2025 - $735) and $40 related to Largo Physical Vanadium (Q1 2025 - 257).

• Other general and administrative expenses in Q1 2026 decreased from Q1 2025 by 28%. The decrease is primarily attributable to the reduced IT services expenses and filling fees in LGO and donations and exploration costs in mine properties.

• Finance costs in Q1 2026 increased from Q1 2025 by 63% (or $1,355), which is primarily attributable to the increased level of borrowings in Q1 2026 as compared with Q1 2025.

• The share of net loss from investment in associate during Q1 2026 was $(1,639), which was an increase of (94.7)% as compared with Q1 2025  attributable to LCE's investment in Storion.

• Comprehensive loss for Q1 2026 decreased from Q1 2025 by 66% after the decrease was due to lower production costs and the reversal of inventory write-downs compared to the same period last year.

__________________________________________

1 The cash operating costs per pound and cash operating costs excluding royalties per pound reported are on a non-GAAP basis.
  Refer to the "Non-GAAP Measures" section of this MDA.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 5

• During the three months ended March 31, 2026, the Company recognized a net realizable value write-down of $1,645 for vanadium finished products (three months ended March 31, 2025 - $11,216), $159 for ilmenite finished produced products (three months ended March 31, 2025 - reversal of $375) and a write-down of $22 for warehouse materials (three months ended March 31, 2025 - reversal of $11). The write-down refers to the provision for losses of obsolete items held in warehouses that will no longer be used.

• During Q1 2026, the Company recognized a recovery of vanadium assets of $4,687 (Q1 2025 - $267).

• During Q1 2026, the Company recognized a deferred tax income of $106 (Q1 2025 - $2,666).

• For Q1 2026, the Company recognized a gain on disposal of interest in associate of $2,843. Refer to note 6.

Cash Flows

• zIn Q1 2026, cash used in operating activities was $9,952, compared with cash used in operating activities of $5,612 in Q1 2025. This movement is primarily due to a decrease in cash used before working capital items of $5,492. The net movement in working capital items is largely driven by movements in amounts receivable and inventory.

• Cash provided by financing activities in Q1 2026 was $18,004, compared with cash used in financing activities in  Q1 2025 of $1,330.

• Cash used in investing activities in Q1 2026 of $6,615 is a decrease from the $7,685 seen in Q1 2025. This is primarily due to  a decrease in capital expenditure at the Maracás Menchen Mine.

Net income reconciliation

		Q1 2026
Total V2O5 equivalent sold	000s lbs	4,456	A
	tonnes[1]	2,021

Produced V2O5 equivalent sold	000s lbs	4,456	B
	tonnes[1]	2,021

Revenues per pound sold[2]	$/lb	$5.80	C
Cash operating costs per pound[3]	$/lb	$4.65	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

		Q1 2026
Revenues - vanadium		25,849	Note 19
Revenues - ilmenite		1,680	Note 19
Cash operating costs		(20,741)	B x D Global recovery of 76.3% (Q1 2025 - 77.8%)
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV recognized on sale of FeV)	(3,790)		Note 20 656 tonnes of produced FeV sold

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 6

		Q1 2026
Product acquisition costs (costs incurred in purchasing products from 3rd parties recognized on sale of products)	-		Note 20 0 tonnes of V2O5 equivalent of purchased products sold, compared with 158 tonnes in Q1 2025 with a cost of $2,357
Distribution costs	(1,719)		Note 20
Depreciation	(6,916)		Note 20
Other inventory write-down (expense) reversal	(22)
Movement in legal provisions	(100)		Included in "other general and administrative expenses"
Ilmenite costs	(2,298)		Note 20
		(14,845)
Commercial & Corporate costs
Professional, consulting and management fees	(2,591)		Note 16 (Sales & trading plus Corporate)
Other general and administrative expenses	(660)
Share-based payments	(102)
		(3,353)
Clean Energy		858	Note 16 (excluding finance costs, foreign exchange, interest income and write down of vanadium assets)
LPV		(87)	Note 16 (excluding finance costs, foreign exchange, interest income and write down of vanadium assets)
Titanium project		(16)	Note 16 - "other"
Foreign exchange gain		4,889
Finance costs		(3,506)
Interest income		8
Write-down of vanadium assets		4,687
Exploration and evaluation costs		(4)

Net loss before tax		(4,581)
Income tax expense		(43)
Deferred income tax expense		(106)

Net loss		$(4,730)

Note references in the table above refer to the note disclosures contained in the Q1 2026 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 equivalent production in Q1 2026 of 2,616 tonnes was 102% higher than the 1,297 tonnes produced in Q1 2025 and 12% lower than the 2,961 tonnes produced in Q4 2025. Production in January 2026 was 925 tonnes, with 881 tonnes produced in February and 810 tonnes produced in March, for a total of 2,616 tonnes of V2O5 equivalent produced. Production in Q1 2026 was impacted by better ore availability and operational stability in the industrial plant.

• Total mined in Q1 2026 reached 4,818,359 tonnes, representing a 23% increase compared to Q1 2025. The Company continues advancing critical pushback activities, presplit wall control, and bench preparation to ensure safe and efficient access to higher-grade ore zones planned for extraction in Q4 2026.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 7

• In Q1 2026 ilmenite production was 11,514 tonnes, 73% higher than the 6,162 tonnes produced in Q1 2025. Ilmenite production was 4,073 tonnes in January, 5,536 tonnes in February and 1,905 tonnes in March. The Ilmenite production for Q1 2026 was cut short in order to start up of scavenger circuit in the ilmenite plant. The Company continues to refine its processes to improve grade controls, efficiency and throughput, while also advancing initiatives to optimize specific consumptions, which are expected to positively impact production costs. Further optimization efforts remain underway as operations stabilize and quality enhancements take effect.

• Vanadium production quantities and non-GAAP unit cost measures are summarized in the following table:

Period	Production Tonnes	Production Pounds Equivalent[1]	Average Quarterly V2O5 price[2] $/lb	Cash operating costs excluding royalties per pound[3] $/lb	Adjusted cash operating costs excluding royalties per pound[3] $/lb

Q1 2026	2,616	5,767,286	$5.69	$4.27	$3.90
Q4 2025	2,961	6,527,880	$5.86	$3.31	$3.22
Q3 2025	2,636	5,811,378	$5.23	$3.70	$3.03
Q2 2025	2,256	4,973,623	$5.13	$4.63	$3.18
Q1 2025	1,297	2,859,392	$5.26	$6.54	$3.88
Q4 2024	1,775	3,910,996	$5.34	$3.67	$3.05
Q3 2024	3,072	6,772,593	$5.71	$3.12	$3.08
Q2 2024	2,689	5,928,223	$5.93	$5.97	$4.20

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q1 2026 was 76.3%, which is 1.9% lower than the 77.8% achieved in Q1 2025 and 2.1% lower than the 77.9% achieved in Q4 2025. The decrease was primarily attributed to higher silica content in Dirty preg solution. The Company has implemented a refinement in the methodology used to calculate metallurgical recovery, reclassifying alternative vanadium sources as independent feed streams rather than incremental contributions to existing operations. This enhancement improves the accuracy and transparency of reported metrics, with no impact on underlying operational performance or production conditions.  The global recovery in January 2026 was 75.5%, with 77.1% achieved in February and 76.1% achieved in March.

• The total ore mined in Q1 2026 was 852,046 tonnes, 28% higher than Q4 2025 and 91% higher than the 446,614 tonnes mined in Q1 2025. The effective grade of ore mined in Q1 2026 was 0.48%, down from the 0.53% seen in Q4 2025 and up from 0.41% seen in Q1 2025.

• The Company continued to implement key operational measures in the mine operation under its turnaround plan during Q1 2026. Mine pushback activities and roadway improvements continued to be prioritized with mine waste. These activities improved access to the 180/175/170 benches in the basin area of the mine. Work completed in Q3 2025, Q4 2025 and Q1 2026 enhanced mine access, enabling a total of 852,046 tonnes of ore to be mined in Q1 2026.

• During Q1 2026, the Company's mining contractor continued to deliver improvements in drilling, blasting, loading and hauling performance, as well as bench preparation, supported by ongoing road and access maintenance activities. The current bench configuration now provides a wider open working area between the 180 and 165 levels, enhancing operational efficiency. Access to the upper area on the 180 level has enabled larger production blasts and exposure of higher-grade zones, resulting in an improved feed grade to the processing plant.

• Continued development activities are expected to sustain reliable mine access and support the achievement of future production targets. In addition, production from non-magnetic tailings and ongoing leaching of the calcine waste deposit area continued to contribute to the operation's monthly production targets.

• Subsequent to Q1 2026, production in April 2026 was 930 tonnes of V2O5 equivalent and 4,116 of ilmenite concentrate.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 8

Selected Quarterly Information

For Q1 2026, the Company recorded a net loss of $4,730, compared with a net loss of $9,205 for Q1 2025. This movement was primarily attributable to a 19% decrease in operating costs, a 95% increase in the Company's share of profit/(loss) in associates, partially offset by a 3% decrease in revenues, a 16%  decrease foreign exchange gain, a 1855% increase in the value of vanadium assets, a 45% decrease in gain on dilution/disposal of interest in associate because the Company’s ownership interest in Storion was diluted from 50% to 37.37%, and a gain on dilution of $2,843 was recognized. The increase in total assets at March 31, 2026 from December 31, 2025 is primarily due to increases in receivables, mine properties, plant and equipment.

Summary financial information for the eight quarters ended March 31, 2026, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

Period	Revenue	Net Loss	Basic Loss per Share	Diluted Loss per Share	Total Assets	Non-current Liabilities
Q1 2026	$27,529	$(4,730)	$(0.07)	$(0.07)	$343,841	$26,695
Q4 2025	22,271	(17,165)	(0.21)	(0.21)	318,755	28,286
Q3 2025	33,264	(36,616)	(0.57)	(0.57)	322,307	29,369
Q2 2025	26,117	(5,752)	(0.09)	(0.09)	340,479	29,904
Q1 2025	28,235	(9,205)	(0.14)	(0.14)	324,250	29,563
Q4 2024	24,268	(12,990)	(0.19)	(0.19)	318,668	33,181
Q3 2024	29,906	(10,086)	(0.16)	(0.16)	343,698	73,862
Q2 2024	28,559	(14,483)	(0.23)	(0.23)	337,040	77,383

2026 Guidance

The Company has committed a significant proportion of its monthly production in 2026 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®.

The Company's Maracás Menchen Mine continued operations during Q1 2026. The Company continues to implement its operational turnaround plan with improved production volumes, higher recoveries, and enhanced mine access to support future production.

The Company continues to monitor ongoing geopolitical uncertainties and the impact that these may have on the Company's operations, sales and guidance for 2026. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2025 for the full discussion of the Company's Risks and Uncertainties. The Company's 2026 guidance is presented on a "business as usual" basis.

2026 Guidance
Annual V2O5 equivalent production	tonnes	10,500 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	3.50 - 4.50

Vanadium	Q1		Q2		Q3		Q4		2026
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	2,400	2,700	2,500	3,000	2,600	3,100	3,000	3,200	10,500	12,000
Sales[1] (tonnes V2O5)	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

1. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2. Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 9

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $6,629 were capitalized to mine properties, plant and equipment during Q1 2026 (year ended December 31, 2025 - $27,536), including $5,327 of capitalized waste stripping costs (2025 - $20,679).

The production of 2,616 tonnes of V2O5 equivalent in Q1 2026 was 102% higher than the 1,297 tonnes of V2O5 equivalent produced in Q1 2025. In Q1 2026, 852,046 tonnes of ore was mined with an effective grade of 0.48% of V2O5. The ore mined in Q1 2026 was 91% higher than in Q1 2025. The Company produced 119,444 tonnes of concentrate with an effective grade of 2.84%.

Continued development activities are expected to sustain reliable mine access and support the achievement of future production targets. In addition, production from non-magnetic tailings and ongoing leaching of the calcine waste deposit area continued to contribute to the operation's monthly production targets.

	Q1 2026	Q1 2025
Total Ore Mined (tonnes)	852,046	446,614
Ore Grade Mined - Effective Grade[1] (%)	0.48	0.41
Total Mined - Dry Basis (tonnes)	4,818,359	3,933,242

Total Ore Milled (tonnes)	403,298	294,514
Effective Grade of Ore Milled (%)	0.86	0.53
Concentrate Produced (tonnes)	119,444	53,245
Grade of Concentrate (%)	2.84	2.86
Contained V2O5 (tonnes)	3,395	1,522

Crushing Recovery (%)	96.8	93.6
Milling Recovery (%)	98.3	97.3
Kiln Recovery (%)	87.2	87.8
Leaching Recovery (%)	96.4	99.7
Chemical Plant Recovery (%)	95.4	97.6
Global Recovery[2] (%)	76.3	77.8

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,616	1,297
High Purity V2O5 Equivalent Produced (tonnes)	23	520

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q1 2026, the Company focused in finishing the Reverse Circulation (RC) drilling plan. This program served to continue the infill campaign with the objective of improving the short-term geological model. It will generate information to confirm inferred mineralization and also generate more data to Cu, Ni, Co, Au, Ag and PGM's elements.

The Campbell Pit geological model was updated in Q1 2026 and delivered to the mine planning team. The model was updated based on the Q1 2026 activity, which included sampling and mapping. The resource and reserve model will continue to be updated quarterly and will assist with mine planning activities.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 10

During Q1 2026, studies related to the production of copper, precious metals (Au, Pt, Pd, Ag) and base metals (Ni, Co) concentrates were performed, and the Company requested the required regulatory approvals for the start of production. Encouraging grades have been achieved to date, and efforts remain focused on optimizing results and delivering the best possible performance with reduced specific consumption.

During Q1 2026, the Company concluded the work with consultants experts to request to ANM (Brazilian Mining Agency) the license to operate and produce a polymetallic concentrate including Cu, Co, Ni, Au, Ag and PGM's. It's expected to formalize this request in the beginning of Q2 2026.

Clean Energy

Recent Developments

The VCHARGE vanadium flow battery deployment for Enel Green Power España ("EGPE") has been completed. All major tasks have been closed and the Company is currently working with customer's procurement team reviewing the terms of final acceptance of the Battery Energy Storage System ("BESS"). The terms of the BESS Long-Term maintenance agreement are negotiated and agreed on with EGPE. It will go into effect upon final acceptance.

The Company and Storion continued coordinated progress under the joint venture, maintaining a disciplined focus on execution and milestones. Storion has prioritized securing cost-effective and reliable vanadium supply, advancing production readiness, and strengthening its capability to scale flow battery deployments. Storion placed equipment orders to expand its electrolyte production capacity by supporting anticipated near-term demand and future scalability.

Financial Instruments

Financial assets and financial liabilities at March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Cash	$11,204	$9,716
Restricted cash	382	382
Trade and other receivables	2,946	3,743
Accounts payable and accrued liabilities (including non-current)	41,393	42,526
Debt	108,367	107,066

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

On January 12, 2026, the Company extended its promissory note with ARG International AG in principal amount of $6,000 until February 2027 under the same terms announced in our August 11, 2025 press release plus an extension fee of 1%.

Liquidity and Capital Resources

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At March 31, 2026, the Company's debt balance was $108,367.

The Company incurred a net loss of $4,730 for the three months ended March 31, 2026 (three months ended March 31, 2025 - $9,205) and had a working capital deficit (current assets less current liabilities) of $72,892 (December 31, 2025 - deficit of $75,883), which includes $108,367 in debt maturing within the next twelve months.

The Company has experienced declining operating results and cash flows over the past two years, primarily due to lower vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have decreased by approximately 10%, which has had a significant impact on the Company's cash flows. Price volatility is further heightened by geopolitical issues that have kept prices under pressure in recent years.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 11

In response, the Company has implemented corrective measures to address underlying operational issues and is implementing an operational turnaround plan, along with additional cost optimization initiatives at the Maracás Menchen Mine. Management believes these actions are necessary to restore operational performance and generate positive cash flows from operating activities. On April 10, 2026, Largo filed a request before the Brazilian Mining Agency ("ANM") to produce and sell copper, platinum group metals, nickel and cobalt as by-products within its existing mining activities at the Maracás Menchen Mine and using its existing ore processing infrastructure. There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing additional financing options to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. In addition, in January 2026, the Company established a new at-the-market equity offering program (the "ATM Program"). Under this program, the Company may issue and sell common shares from time to time on The Nasdaq Stock Market, with total gross proceeds of up to $60,000 (refer to note 12 and 21). There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, be able to issue and sell additional common shares under the ATM Program, or be able to successfully implement strategic alternatives.

Due to the material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

Credit facilities

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due to repayment at maturity. In addition to an upfront fee of 0.80%, interest accrued at a rate of 8.51% p.a. is to be paid every six months. In October 2025, a principal repayment of $712 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an upfront fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025 an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a $15,000 debt facility with a bank in Brazil. This facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025.  In October 2025, a principal repayment of $356 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

In October 2023, the Company secured a three-year $20,000 debt facility, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 12

In December 2023, the Company secured a two-year $10,000 debt facility, with the principal due for repayment at maturity. In addition to an upfront fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity. In October 2025, a principal repayment of $237 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% p.a.

In June, 2024, the Company entered into an inventory financing agreement for up to $10,000. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one-month U.S. Secured Overnight Financing Rate (SOFR) plus 3.0%, and other direct costs. The Company began utilizing the facility in July 2024. In October 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35,000, consisting of $25,000 secured by inventory and $10,000 secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value. The contract has ended, and the Company notified financiers that it does not intend to renew it.

In July 2024, the Company entered into an additional inventory financing agreement for up to $10,000. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 90 days. Repayments include a 1% commission fee, interest, and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility. The contract has ended as of December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. In January 2026, the facility was extended until February 2027, under the same terms.

In January 2026, the Company executed a term sheet for an additional inventory financing facility for up to $35,000, under which its finished vanadium product inventory may be used as collateral to access funding. The Company commenced utilization of this facility in March 2026 on a transaction-by-transaction basis, pending finalization of the master agreement. Repayments under the facility include a 1% commission, interest at a rate of 11.5%, and other direct costs.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 13

Capital resources

At March 31, 2026, the Company had an accumulated deficit of $193,390 since inception (December 31, 2025 - $187,326) and had a net working capital deficit of $72,892 (December 31, 2025 - deficit of $75,883) (defined as current assets less current liabilities). At March 31, 2026, the total amount due within 12 months on the Company's debt was $108,367 (December 31, 2025 - $107,066).

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2026 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$41,393	$-	$-	$-
Debt	20,132	88,235	-	-
Operating and purchase commitments	5,651	980	3	-
	$67,176	$89,215	$3	$-

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $11,204 (December 31, 2025 - $9,716). Refer to note 17 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At March 31, 2026, there were 97,739 common shares of the Company outstanding. At the date of this MD&A, there were 97,739 common shares of the Company outstanding.

During the three months ended March 31, 2026, the Company granted 120 RSUs at a market price of C$1.97 (year ended December 31, 2025 - 1,888). The fair market value of the RSUs is determined based on the closing market price of the Company's stock price on the date of issue.

During the year ended December 31, 2025, the Company granted 45 stock options with a weighted average exercise price of C$2.46. The options vest over time, with one third of a grant of 1,066 vesting during each of the three-month periods ending September 30, 2025, 2026 and 2027. A grant of 552 vested immediately.

As of the date of this MD&A, 320 RSUs and 1,526 stock options were outstanding with stock option exercise prices ranging from C$2.46 to C$19.52 and expiry dates ranging between June 22, 2026 and September 3, 2030.

At March 31, 2026, 20,178 common share purchase warrants were outstanding with an exercise price of C$0.57 and expiring on December 7, 2030.

As of the date of this MD&A, 20,179 common share purchase warrants were outstanding with an exercise price ranging from C$0.57 to C$0.57 and expiry dates ranging between October 13, 2030 and December 7, 2030.

Transactions with Related Parties

The Q1 2026 unaudited condensed interim consolidated financial statements include the financial results of the Company, its subsidiaries and associates. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2025 except for the impacts of the Storion transaction as detailed in note 6. The Company had transactions with related parties during Q1 2026. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 14

Commitments and Contingencies

At March 31, 2026, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,651 and are all payable within one year. These contracts also require that additional payments of up to approximately $3,099 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

The Company is committed to a minimum number of rental payments under four leases of office space which expire between April 30, 2026, and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $60, including $46 due by year end.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2026 of $4,657.

The Company is involved in various legal proceedings arising in the ordinary course of business. A provision is recognized when there is a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

During 2026, the Company received a ruling in Brazil related to a legal proceeding concerning a supply agreement for the Maracás Menchen Mine. The ruling requires the Company to pay outstanding amounts, together with interest and legal fees.  As at March 31, 2026 the provision balance is  $3,368 as at March 31, 2026, classified as current.

As at March 31, 2026, the Company has recognized a total provision of $3,955 (December 31, 2025 - $3,741) in respect of ongoing litigation related to contractual disputes, including the matter described above. Based on legal advice, management considers it probable that these matters will result in a liability. The provision represents management's best estimate of the expected settlement.

The timing of the related cash outflows is uncertain but is expected to occur within the next 12 to 24 months. All legal provisions are reviewed monthly and adjusted for monetary changes as appropriate, based on advice from external legal counsel.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") means controls and other procedures of the Company that are designed to provide reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation, including the applicable time periods and that information is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administrators and under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), was conducted as at December 31, 2025 under the supervision of the CEO and CFO and with the participation of management. For the first quarter of 2026, the Company is performing an assessment of its DC&P in order to provide reasonable assurance.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 15

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2025, the Company's ICFR was not effective due to the material weakness described below.

During the three months ended March 31, 2026, except for the material weakness discussed below and remediation activities taken to date, the Company did not make any changes to its ICFR that would have materially affected, or would have been reasonably likely to materially affect, its ICFR.

ICFR - material weaknesses relating to design

In connection with the audit of our consolidated financial statements in December 31, 2025, management has identified certain control deficiencies that individually or when aggregated together, amount to a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management has determined that (a) the Company did not have in place an adequate process control activities to review its estimate of the expected credit loss for its receivables, (b) the Company did not have in place an adequate process control activities to review the assumptions included in the impairment model for determining the fair value of its mining assets and (c) under the Company's accounting information systems, there was inadequate segregation of duties and insufficient review of activities, including periodic user access review, access deprovisioning and access provisioning. It was determined that the number of general IT control ("GITC") deficiencies and the recurrence of certain GITC deficiencies in the aggregate amounted to a material weakness.

The material weakness resulted from a lack of sufficient number of qualified accounting and finance personnel and a risk assessment process that did not identify that the Company's GITCs were not adequate given changes in the business during the year.

Although these weaknesses did not affect the Company's consolidated financial position or consolidated results of operations, they could result in:

• management recording amounts that are not appropriate based on incorrect interpretations of specific contracts;

• an incorrect assessment of whether an impairment charge is required to be recorded in its consolidated financial statements;

• IT users posting and approving their own journal entries without segregation of duties; or

• unauthorized changes within the IT system.

During the three months ended March 31, 2026 management has initiated the implementation of remediation plans to address the deficiencies identified in the Company's internal control over financial reporting.

With respect to the deficiencies related to the estimate of expected credit losses on receivables, the Company is enhancing its review and validation controls over the assumptions used in the calculations, including increased documentation, management review and supervisory procedures.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 16

With respect to the deficiencies identified in the impairment process related to the Company's mining assets, the Company is strengthening controls over the review of assumptions, source information and judgments used in the valuation models, including formal review procedures and increased involvement of personnel with appropriate technical and financial expertise.

Regarding the deficiencies related to GITCs, the Company is implementing improvements related to segregation of duties, user access management, provisioning procedures, as well as strengthening periodic access review controls and monitoring of activities performed within the Company's systems.

In addition, the Company is strengthening its organizational structure within the finance, accounting and information technology functions, including the hiring of additional personnel and enhancements to the risk assessment and internal control monitoring processes. While management believes that the remediation efforts underway will be adequate to address the identified deficiencies, the material weaknesses cannot be considered fully remediated in March, 31 until the relevant controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are operating effectively.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2025 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q1 2026 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2025, except for any changes as disclosed in note 3.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 17

Non-GAAP2 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the Q1 2026 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2026	March 31, 2025
Revenues - V2O5 produced[1]	$11,615	$12,133
V2O5 sold - produced (000s lb)	2,292	2,119
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.07	$5.73

Revenues - V2O5 purchased[1]	$-	$-
V2O5 sold - purchased (000s lb)	-	-
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$-

Revenues - V2O5[1]	$11,615	$12,133
V2O5 sold (000s lb)	2,292	2,119
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.07	$5.73

Revenues - V2O3 produced[1]	$-	$1,296
V2O3 sold - produced (000s lb)	-	165
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$-	$7.85

Revenues - FeV produced[1]	$14,234	$11,712
FeV sold - produced (000s kg)	656	574

__________________________________________

2 GAAP - Generally Accepted Accounting Principles.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 18

	Three months ended
	March 31, 2026	March 31, 2025
FeV revenues per kg of FeV sold - produced ($/kg)	$21.70	$20.40

Revenues - FeV purchased[1]	$-	$2,356
FeV sold - purchased (000s kg)	-	105
FeV revenues per kg of FeV sold - purchased ($/kg)	$-	$22.44

Revenues - FeV[1]	$14,234	$14,068
FeV sold (000s kg)	656	679
FeV revenues per kg of FeV sold ($/kg)	$21.70	$20.72

Revenues[1]	$25,849	$27,497
V2O5 equivalent sold (000s lb)	4,456	4,555
Revenues per pound sold ($/lb)	$5.80	$6.04

1. Year ended as per note 19.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2026 unaudited condensed interim consolidated financial statements.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 19

	Three months ended
	March 31, 2026	March 31, 2025
Operating costs[1]	$34,494	$42,477
Professional, consulting and management fees[2]	640	535
Other general and administrative expenses[3]	352	179
Less: ilmenite costs and write-down[1]	(2,298)	(2,220)
Less: conversion costs[1]	(3,790)	(2,991)
Less: product acquisition costs[1]	-	(2,357)
Less: distribution costs[1]	(1,719)	(1,577)
Less: inventory write-down[4]	(22)	1
Less: depreciation and amortization expense[1]	(6,916)	(5,462)

Cash operating costs	$20,741	$28,585
Less: royalties[1]	(1,719)	(1,072)
Cash operating costs excluding royalties	$19,022	$27,513
Less: vanadium inventory write-down[5]	(1,645)	(11,206)
Adjusted cash operating costs excluding royalties	17,377	16,307
Produced V2O5 sold (000s lb)	$4,456	$4,206
Cash operating costs per pound ($/lb)	$4.65	$6.80
Cash operating costs excluding royalties per pound ($/lb)	$4.27	$6.54
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.90	$3.88

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the decrease in legal provisions of  $100 (Q1 2026) and  increase in legal provisions of $100 (for Q1 2026) as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

4. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of  vanadium purchased products of $- (Q1 2026) and $0 (for Q1 2026) (write-down of $ten in Q1 2025 and $ten for the three months ended March 31, 2025 ).

5. As per note 5 for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 20

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2026 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2026	March 31, 2025
Net loss	$(4,730)	$(9,205)
Foreign exchange gain	(4,889)	(5,791)
Share-based payments	102	110
Finance costs	3,506	2,151

Interest income	(8)	(121)
Income tax expense	43	50
Deferred income tax expense (recovery)	106	(2,666)
Depreciation[1]	7,134	5,683
EBITDA	$1,264	$(9,789)
Inventory write-down[2]	1,826	11,580
Write-down of vanadium assets	(4,687)	267
Movement in legal provisions[3]	100	347
Gain on disposal of interest in subsidiary	(2,843)	(5,179)
Adjusted EBITDA	$(4,340)	$(2,774)
Less: Clean Energy Adjusted EBITDA	1,977	1,778
Less: LPV Adjusted EBITDA	87	299
Mining Operations Adjusted EBITDA	$(2,276)	$(697)

1. As per the consolidated statements of cash flows.

2. As per note 5.

3. As per the "non-recurring items" section on page 8 of this MD&A.

	Three months ended
	March 31, 2026	March 31, 2025
Clean Energy
Net profit (loss)	$839	$3,391
Foreign exchange gain[1]	19	-
Finance costs[1]	-	2
Depreciation[2]	8	8
Clean Energy EBITDA	$866	$3,401
Write-down of mine properties, plant and equipment[3]	-	-
Gain on disposal of interest in subsidiary	(2,843)	(5,179)
Clean Energy Adjusted EBITDA	$(1,977)	$(1,778)

1. As per note 16.

2. As per note 8.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 21

	Three months ended
	March 31, 2026	March 31, 2025
LPV
Net loss[1]	$4,574	$(575)
Foreign exchange gain[1]	4	(10)
Finance costs[1]	22	19
Interest income[1]	-	-
LPV EBITDA	$4,600	$(566)
Write-down of vanadium assets[1]	(4,687)	267
LPV Adjusted EBITDA	$(87)	$(299)

1. As per note 16.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its vanadium flow battery activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2025, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 22

Trademarks are owned by Largo Inc.

Forward‐looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant and/or a titanium plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the delivery and acceptance of the EGPE project in 2025, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward‐looking information in this MD&A also includes, but is not limited to, statements with respect to the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or with respect to the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's investment in vanadium flow battery technology; that the Company's current plans for ilmenite and titanium dioxide pigment can be achieved; the Company's sales and trading arrangements will not be affected by the evolving geopolitical landscape; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed vanadium flow battery technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; trade regulation, tariffs and other trade barriers; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2025 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 23

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking Statements	Assumptions	Risk Factors
The Q1 2026 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $106,235. Refer to note 10.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 24

Forward-looking Statements	Assumptions	Risk Factors
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2026. 2026 Production Guidance: 10,500 - 12,000 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2026 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 25

Forward-looking Statements	Assumptions	Risk Factors
2026 Costs Guidance: Cash operating costs excluding royalties per pound $3.50 - $4.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climatic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals;  timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 26

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43- 101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended.

The United States Securities and Exchange Commission ("SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"), which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards. U.S. investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralisation in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralisation described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralisation that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" on the Company's projects are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43- 101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2026 27